Exhibit 99.3

155 University Avenue ● Suite 750
Toronto, Ontario, Canada M5H 3B7 ● Tel:
416.548.7522 info@titanmedical.com ● www.titanmedical.com

Titan Medical Announces Upsize to Previously Announced Bought Deal Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Unless otherwise indicated, all amounts in US dollars ($)

TORONTO--(BUSINESS WIRE)--February 9, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced it has entered into an agreement with Bloom Burton Securities Inc. (the “Underwriter”) to increase the amount of its previously announced “bought deal” offering. The Underwriter has now agreed to purchase, on a “bought deal” basis, 8,335,000 units of the Company (the “Units”) at a price of $2.40 per Unit (the “Offering Price”) for aggregate gross proceeds of $20,004,000 (the “Offering”).

Each Unit shall consist of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 24 months following the closing of the Offering at an exercise price of $3.00 per share.

The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part and from time to time, at any time until 30 days after the closing of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Offering Price. If the Over-Allotment Option is exercised in full, an additional 1,250,250 Units would be purchased at the Offering Price, resulting in aggregate gross proceeds of $23,004,600 from the Offering and Over-Allotment Option .The net proceeds of the offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital.

The Offering is expected to close on or about February 23, 2021 or such other date as the Company and the Underwriters may agree, and is subject to certain closing conditions, including but not limited to, the receipt of all necessary regulatory, stock exchange and other approvals, including the approval of the Toronto Stock Exchange.

In connection with the Offering the Underwriter will receive: (i) a cash fee equal to 7.0% of the gross proceeds of the Offering (including Units sold pursuant to the exercise of the Over-Allotment Option); and (ii) that number of broker warrants equal to 7.0% of the Units sold under the Offering (including Units sold pursuant to the exercise of the Over-Allotment Option), each entitling the holder to acquire one Common Share at US$3.00 for a period of 24 months after the Closing Date.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act")) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and the Underwriters may agree.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Titan

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system is being developed by Titan with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the type, characteristics and price of the securities being offered, the Over-Allotment Option, the anticipated filing of the prospectus, the regulatory approvals required, the anticipated use of proceeds from the Offering, the compensation that the Underwriter is expected to receive in connection with the Offering, the jurisdictions that the Units will be offered in, that the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2019 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com